                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                       GT GLOBAL FLOATING RATE FUND, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    361969108
                                 (CUSIP Number)


                                 Rachel L. Arfa
                               Chief Legal Officer
                      Chancellor LGT Asset Management, Inc.
                           1166 Avenue of the Americas
                               New York, NY  10036
                            Telephone: (212) 278-9677

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                           May 1, 1997 and May 9, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

                               CUSIP No. 361969108

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LGT Asset Management, Inc. (94-3037666)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) ( )

               (b) ( )

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                           ( )


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     LGT Asset Management, Inc. -- California
     LGT Holding Luxembourg S.A. -- Luxembourg
     Liechtenstein Global Trust -- Liechtenstein
     Prince of Liechtenstein Foundation -- Liechtenstein

     Information on the Executive Officers and Directors of these Persons required by Instruction C is provided in Appendix A to this filing.
--------------------------------------------------------------------------------
NUMBER OF SHARES         7    SOLE VOTING POWER
BENEFICIALLY
OWNED BY                      0
EACH REPORTING           -------------------------------------------------------
PERSON WITH              8    SHARED VOTING POWER

                              2,500,000
                         -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              0
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              2,500,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     LGT Asset Management, Inc. -- 2,500,000
     LGT Holding Luxembourg S.A. -- 2,500,000
     Liechtenstein Global Trust -- 2,500,000
     Prince of Liechtenstein Foundation -- 2,500,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                        ( )

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     LGT Asset Management, Inc. -- 51.5%
     LGT Holding Luxembourg S.A. -- 51.5%
     Liechtenstein Global Trust -- 51.5%
     Prince of Liechtenstein Foundation -- 51.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     LGT Asset Management, Inc. -- HC
     LGT Holding Luxembourg S.A. -- HC
     Liechtenstein Global Trust -- HC
     Prince of Liechtenstein Foundation -- HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

ITEM 1.  SECURITY AND ISSUER.

     The issuer of the securities which are the subject of this Schedule 13D is GT Global Floating Rate Fund, Inc. (the "Fund"). The Fund's address is 50 California Street, San Francisco, CA 94111.

     The class of equity security to which this Schedule 13D relates is common stock, $.001 par value per share ("Common Stock"), of the Fund.

ITEM 2.  IDENTITY AND BACKGROUND.

The information on the officers and directors of the persons filing this
Schedule 13D required by Instruction C is included in Appendix A to this Schedule.

     (a-c) The names of the persons filing this Schedule 13D (each a "Filing Person" and, collectively, the "Filing Persons") are LGT Asset Management, Inc. ("LGT-AM"), LGT Holding Luxembourg S.A. ("LGT Holding"), Liechtenstein Global Trust (the "Trust"), and Prince of Liechtenstein Foundation (the "Foundation"). LGT-AM directly and indirectly owns a total of $2,500,000 shares of the Fund's Common Stock. LGT Holding owns all of the issued and outstanding stock of LGT-AM. The Trust owns all of the issued and outstanding stock of LGT Holding. The Trust is controlled by the Foundation.

     LGT-AM is a California corporation whose principal business is as a holding company. It principal address is 50 California Street, San Francisco, CA 94111.

     LGT Holding is a Luxembourg corporation whose principal business is as a holding company. Its principal address is 9, A boulevard du Prince Henri, L-1724 Luxembourg.

     The Trust is a Liechtenstein trust whose principal business is as provider of global asset management and private banking products and services. Its principal address is Herrengasse 12, FL-9490, Vaduz, Liechtenstein.

     The Foundation is a Liechtenstein foundation whose principal business is as the parent organization for the various business enterprises of the Princely Family of Liechtenstein. Its principal address is Herrengasse 12, FL-9490, Vaduz, Liechtenstein.

     (d) No Filing Person has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) No Filing Person has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of that proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to those laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 1, 1997, the Common Stock of the Fund was directly purchased from working capital of LGT-AM in the amount of $13,700,000 and indirectly purchased in the amount of $11,300,000 from the working capital of GT Global, Inc. ("GT Global"), a wholly-owned subsidiary of LGT-AM.

ITEM 4.  PURPOSE OF TRANSACTION.

     On May 1, 1997, GT Global and LGT-AM purchased, respectively, $11,300,000 and $13,700,000 in Common Stock of the Fund. On May 9, 1997, LGT-AM transferred the $13,700,000 in Common Stock of the Fund to GT Global, Inc. as a capital contribution and is held in the ordinary course of GT Global's business. GT Global is a registered broker-dealer that is wholly owned by LGT-AM. The purpose of these transactions was to invest in Common Stock of the Fund and not for the purpose of changing or influencing the control of the Fund. There is no current intention on the part of GT Global or LGT-AM to make additional purchases of Common Stock or to dispose of the Common Stock acquired in the Purchase.

     No Filing Person has any plans or proposals which relate to or would result in:

     (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund;

     (b)  A sale or transfer of a material amount of assets of the Fund;

     (c) Any change in the present board of directors or management of the Fund, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on that board of directors;

     (d) Any material change in the Fund's present capitalization or dividend policy;

     (e) Any other material change in the Fund's business or corporate structure;

     (f) Changes in the Fund's charter or bylaws or other actions which may impede the acquisition of control of the Fund by any person; or

     (g)  Any action similar to any of those enumerated above.

The Filing Persons reserve the right to adopt such plans and proposals in the future, subject to applicable regulatory requirements, if any.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of May 1, 1997, the Filing Persons owned, directly and indirectly, the following aggregate numbers and percentages of the Common Stock of the Fund:

          LGT-AM        2,500,000 shares (51.5%)
          LGT Holding   2,500,000 shares (51.5%)
          Trust         2,500,000 shares (51.5%)
          Foundation    2,500,000 shares (51.5%)

     (b) Because of the parent/subsidiary relationship of the Filing Persons (see Item 2 above), the power to vote and to dispose of the shares of the Fund's Common Stock listed in Item 5(a) are shared by all of the Filing Persons.
This ownership interest is disclosed in the Fund's Prospectus.

     (c) The shares of the Fund's Common Stock listed in Item 5(a) above were purchased on May 1, 1997. On May 9, 1997, LGT-AM transferred the $13,700,000 in Common Stock of the Fund to GT Global as a capital contribution.

     (d)  Not applicable.

     (e) On May 9, 1997, LGT-AM transferred the $13,700,000 in Common Stock of the Fund to GT Global as a capital contribution. As a result of this transaction, LGT-AM is no longer required to file a statement of ownership on
Schedule 13D.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     With the exception of the parent/subsidiary relationships among the Filing Persons discussed in Item 2, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons or between the Filing Persons and any other person with respect to the Fund's Common Stock, including but not limited to transfer or voting of any shares of its Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   LGT ASSET MANAGEMENT, INC.


Date:  May 13, 1997                By:  /s/ James R. Tufts
                                        ----------------------------------------

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS OF LGT ASSET MANAGEMENT, INC.

     The following table sets forth the name, citizenship and present principal occupation of each executive officer and director of LGT Asset Management, Inc. Except as set forth below, the business address of each of the individuals named below is LGT Asset Management, Inc., 50 California Street, San Francisco, CA.

NAME                              CITIZENSHIP                   PRINCIPAL PRESENT OCCUPATION
----                              -----------                   ----------------------------

Prince Philipp von und
 zu Liechtenstein                 Liechtenstein                 Director
   Bergstrasse 5
   FL-9490
   Principality of Liechtenstein

Dr. Anton Schwaiger               Austria                       Director, Chairman of
                                                                 Chancellor LGT Asset Management, Inc.
                                                                 and President of Private Banking
                                                                 Division and Asset Management Division

James Tufts                       United States of America       Chief Information Officer of
                                                                  Chancellor LGT Asset Management, Inc.

Helge Lee(1)                      United States of America       Director; Executive Vice President
                                                                  of the Asset Management Division

William Guilfoyle                 United States of America       Director; President of GT Global, Inc.

Warren Shaw(1)                    United States of America       Director; Chief Executive Officer and
                                                                  Chief Investment Officer of Chancellor
                                                                  LGT Asset Management, Inc.

Penny Zuckerwise(1)               United States of America      Director; President, Chief Operating
                                                                 Officer of Chancellor LGT Asset
                                                                 Management, Inc.

Ellen Adams(1)                    United States of America      Director; Head of North American Equities
                                                                 of Chancellor LGT Asset Management, Inc.

Nina Lesavoy(1)                   United States of America      Director; Head of North American Institutional
                                                                 Distribution of Chancellor LGT Asset
                                                                 Management, Inc.

Jeffrey M. Trongone               United States of America      Director; Chief Financial Officer of
                                                                 Chancellor LGT Asset Management, Inc.

----------------------------------

(1) The business address of such individual is 1166 Avenue of the Americas, New York, NY 10036.

EXECUTIVE OFFICERS AND DIRECTORS OF LGT HOLDING LUXEMBOURG S.A.

     The following table sets forth the name, citizenship and present principal occupation of each executive officer and director of LGT Holding Luxembourg S.A., the owner of 100% of the equity ownership of LGT Asset Management, Inc. Except as set forth below, the business address of each of the individuals named below is Chancellor LGT Asset Management, Inc., 1166 Avenue of the Americas, New York, N.Y. 10036.

NAME                              CITIZENSHIP                   PRINCIPAL PRESENT OCCUPATION
----                              -----------                   ----------------------------

H.S.H. Prince Philipp             Liechtenstein                  Director
 von und zu Liechtenstein
 Bergstrasse 5
 FL-9490
 Principality of Liechtenstein

Dr. Konrad Bachinger              Switzerland                   Director; Legal Matters Executive Officer
                                                                  of Bank in Liechtenstein, Vaduz and of
                                                                  Liechtenstein Global Trust

Anthony Littlejohn                United Kingdom                Director; Finance Director

Derek Biggs                       United Kingdom                Director

Dr. Rolf Wickenkamp               Germany                       Director; Managing Director of Bank in
                                                                  Liechenstein in Germany


EXECUTIVE OFFICERS AND DIRECTORS OF LIECHTENSTEIN GLOBAL TRUST

   The following table sets forth the name, citizenship and present principal occupation of each executive officer and director of Liechtenstein Global Trust. Except as set forth below, the business address of each of the individuals named below is Chancellor LGT Asset Management, Inc., 1166 Avenue of the Americas, New York, N.Y. 10036.



NAME                                          CITIZENSHIP                   PRINCIPAL PRESENT OCCUPATION
----                                          -----------                   ----------------------------
H.S.H. Prince Philipp                        Liechtenstein                Chairman; Chief Operating Officer
  von und zu Liechtenstein
  Bergstrasse 5
  FL-9490
  Principality of Liechtenstein

Prof. Dr. Cuno Pumpin                        Switzerland                  Director

Peter R. Stevens                             United Kingdom               Director

Dr. Anton Schwaiger                          Austria                      Director; Chairman of Chancellor
                                                                            LGT Asset Management, Inc. and
                                                                            President of the Private
                                                                            Banking Division and Asset
                                                                            Management Division

Dr. Konrad Bachinger                         Switzerland                  Director and Company Secretary

William Guilfoyle                            United States                Director
                                               of America

Dr. Hans Haumer                              Austria                      Director

Yuji Hiramatsu                               Japan                        Director

Dr. Rolf Wickenkamp                          Germany                      Director and Group Finance Director

Rolf Kalin                                   Switzerland                  Director

Paul J. Loach                                United Kingdom               Director

Peter Lord                                   United Kingdom               Director

Prince Alois K. Lowenstein                   Germany                      Director

Heinz Nipp                                   Liechtenstein                Director


EXECUTIVE OFFICERS AND DIRECTORS OF PRINCE OF LIECHTENSTEIN FOUNDATION

   The following table sets forth the name, present principal occupation and business address of each executive officer and director of Prince of Liechtenstein Foundation, which owns 99.7% of the voting shares of Liechtenstein Global Trust. Except as set forth below, the business address of each of the individuals named below is: the Prince of Liechtenstein Foundation, Bergstrasse 5, FL-9490, Principality of Liechtenstein.



NAME                                          CITIZENSHIP                    PRINCIPAL PRESENT OCCUPATION
----                                          -----------                    ----------------------------


H.S.H. Prince Furst Hans
Adam II von und zu
Liechtenstein                                Liechtenstein                  Chairman of the Prince
Schloss Vaduz                                                               of Liechtenstein Foundation
FL-9490 Vaduz


H.S.H. Crown Prince Alois
von und zu
Liechtenstein                                 Liechtenstein                 Vice Chairman of the Prince
Schloss Vaduz                                                               of Liechtenstein Foundation
FL-9490 Vaduz


H.S.H. Prince Philipp                         Liechtenstein                 Chairman of the Prince
von und zu Liechtenstein                                                    of Liechtenstein Foundation
Pavillion Colombo
3, rue Edith Wharton
F-95350 Saint-Price-sous-Foret


Dr. Pierre Keller                             Switzerland                   Director
240, route de Sauverny
CH-1290 Versoix


Sir Ronald Grierson                           United Kingdom                Director
61, Eaton Square/Flat D
GB-London SW1W 9BG

Prof. Dr. Cuno Pumpin                         Switzerland                   Director
Sonnenbergstrasse 29
CH08645 Jena


Markus Muller
Dachswag 2                                                                 Manager, Controlling and
CH-9470 Wardenberg                                                         Accounting, Appointed Director to Foundation
